Exhibit 4.22

Power of Attorney

THIS POWER OF ATTORNEY (hereinafter, the “Power of Attorney”) is executed by Weijie MA (ID card No.: [*]) as of February 27, 2017 and issued to Xin ZHOU (ID card No.: [*]) (hereinafter, the “Entrusted Person”).

I, Weijie MA, hereby entrust the Entrusted Person with full representative power to exercise the following rights owned by me in the capacity of a shareholder of Beijing Jiajujiu E-Commerce Co., Ltd. (hereinafter, the “Company”) on my behalf:

(1)              As my representative, to propose to convene and attend Shareholders’ meetings of the Company according to the articles of association of the Company;

(2)              As my representative, to exercise, on behalf of each of the Shareholders, their voting rights on all matters requiring discussion or resolutions of the Shareholders’ meetings of the Company, including without limitation, the appointment and election of the Company’s directors and other officers to be appointed and removed by the Shareholders;

(3)              As my representative, to exercise other voting rights of a shareholder as specified in the articles of association of the Company (including any other shareholder voting rights as specified in the amended articles of association).

I hereby irrevocably confirm that this Power of Attorney shall continue to be valid unless and until the Shareholder Voting Right Proxy Agreement executed by and between Beijing Maiteng Fengshun Science and Technology Co., Ltd. (hereinafter, the “WFOE”), the Company and the Shareholders of the Company as of February 27, 2017 expires or is early terminated, unless the WFOE gives me a direction to replace the Entrusted Person.

Authorization is hereby made.

Name:	Weijie MA
Signature:	/s/ Weijie MA
Date: February 27, 2017